SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MediciNova, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58468P206

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 58468P206	13G/A	Page 2 of 12

1	NAME OF REPORTING PERSONS Pyxis Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 121,816**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 121,816**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,816**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 58468P206	13G/A	Page 3 of 12

1	NAME OF REPORTING PERSONS Pyxis Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,816**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,816**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,816**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 58468P206	13G/A	Page 4 of 12

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 121,816**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 121,816**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,816**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 58468P206	13G/A	Page 5 of 12

1	NAME OF REPORTING PERSONS Cummings Bay Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,088**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,088**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,088**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 58468P206	13G/A	Page 6 of 12

1	NAME OF REPORTING PERSONS Cummings Bay Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,088**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,088**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,088**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 58468P206	13G/A	Page 7 of 12

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,088**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,088**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,088**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No.58468P206	13G/A	Page 8 of 12

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 138,088**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 138,088**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,088**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Pyxis Long/Short Healthcare Fund, a series of Pyxis Funds I, a Delaware statutory trust (the “Long/Short Fund”), Pyxis Capital, L.P., a Delaware limited partnership (“Pyxis”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Cummings Bay Capital Management, L.P., a Delaware limited partnership (the “Adviser”), Cummings Bay Capital Management GP, LLC, a Delaware limited liability company (the “GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 6, 2012 (the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI, and James D. Dondero is the President of Highland Services. Strand XVI is the general partner of Pyxis. Pyxis is the investment advisor to the Long/Short Fund. Highland Services is the sole member of the GP. The GP is the general partner of the Adviser. The Adviser serves as the sub-advisor to the Long/Short Fund and the advisor and/or sub-advisor to certain other private investment funds and managed accounts (together with the Long/Short Fund, the “Funds”). This Schedule 13G relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of MediciNova, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Item 2(b) of the Original 13G is hereby amended and restated to read as follows:

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	The Long/Short Fund may be deemed the beneficial owner of 121,816 shares of Common Stock that it holds directly. Pyxis and Strand XVI may be deemed the beneficial owners of the 121,816 shares of Common Stock held by the Long/Short Fund. These amounts consist of 121,816 shares of Common Stock issuable upon exercise of presently exercisable warrants.

The Adviser, the GP, Highland Services and Mr. Dondero may be deemed the beneficial owners of the 138,088 shares of Common Stock held by the Funds. This amount consists of 138,088 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(b)	The Long/Short Fund, Pyxis and Strand XVI may be deemed the beneficial owners of 0.7% of the outstanding shares of Common Stock. This percentage was determined by dividing 121,816, the number of shares of Common Stock held directly by the Long/Short Fund, by the sum of (i) 17,203,125, which is the number of shares of Common Stock outstanding as of November 7, 2012, according to the Issuer’s Form 10-Q filed on November 8, 2012 with the Securities and Exchange Commission, plus (ii) the 121,816 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Long/Short Fund.

The Adviser, the GP, Highland Services and Mr. Dondero may be deemed the beneficial owners of 0.8% of the outstanding shares of Common Stock. This percentage was determined by dividing 138,088, the number of shares of Common Stock held directly by the Funds, by the sum of (i) 17,203,125, which is the number of shares of Common Stock outstanding as of November 7, 2012, according to the Issuer’s Form 10-Q filed on November 8, 2012 with the Securities and Exchange Commission, plus (ii) the 138,088 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Funds.

(c)	The Long/Short Fund has the sole power to vote and dispose of the 121,816 shares of Common Stock that it holds directly. Pyxis and Strand XVI have the shared power to vote and dispose of the 121,816 shares of Common Stock held by the Long/Short Fund. The Adviser, the GP, Highland Services and Mr. Dondero have the shared power to vote and dispose of the 138,088 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following    [X].

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

PYXIS FUNDS I, on behalf of its series Pyxis Long/Short Healthcare Fund

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Executive VP and Secretary

PYXIS CAPITAL, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Ethan Powell
Name: Ethan Powell
Title: Secretary

CUMMINGS BAY CAPITAL MANAGEMENT, L.P.

By:	Cummings Bay Capital Management GP, LLC, its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

CUMMINGS BAY CAPITAL MANAGEMENT GP, LLC

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero